SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.  )*

                   Interchange Financial Services Corporation
--------------------------------------------------------------------------------

                          Common Stock, (no par value)
--------------------------------------------------------------------------------

                                    458447109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                             (973) 560-1400, Ext.108
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  April 5, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 458447109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates, L.L.C.    22-3343079
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------

3 SEC USE ONLY
--------------------------------------------------------------------------------

4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                            305,013
SHARES            --------------------------------------------------------------
BENFICIALLY
OWNED BY                   8  SHARED VOTING POWER
PERSON            --------------------------------------------------------------
WITH
                           9  SOLE DISPOSITIVE POWER
                                     305,013
                  --------------------------------------------------------------

                           10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                               305,013
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.59
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 458447109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership, L.P.    22-3360395
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------

3 SEC USE ONLY
--------------------------------------------------------------------------------

4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                            210,721
SHARES            --------------------------------------------------------------
BENFICIALLY
OWNED BY                   8  SHARED VOTING POWER
PERSON            --------------------------------------------------------------
WITH
                           9  SOLE DISPOSITIVE POWER
                                     210,721
                  --------------------------------------------------------------

                           10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                               210,721
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D

CUSIP NO. 458447109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership II, L.P.    22-3603662
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------

3 SEC USE ONLY
--------------------------------------------------------------------------------

4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                            123,286
SHARES            --------------------------------------------------------------
BENFICIALLY
OWNED BY                   8  SHARED VOTING POWER
PERSON            --------------------------------------------------------------
WITH
                           9  SOLE DISPOSITIVE POWER
                                     123,286
                  --------------------------------------------------------------

                           10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                               123,286
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .644
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D

CUSIP NO. 458447109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Kerrimatt, L.P.     22-3583179
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------

3 SEC USE ONLY
--------------------------------------------------------------------------------

4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                            49,962
SHARES            --------------------------------------------------------------
BENFICIALLY
OWNED BY                   8  SHARED VOTING POWER
PERSON            --------------------------------------------------------------
WITH
                           9  SOLE DISPOSITIVE POWER
                                     49,962
                  --------------------------------------------------------------

                           10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                               49,962
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .261
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D

CUSIP NO. 458447109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Federal Holdings, L.L.C.     13-3838083
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------

3 SEC USE ONLY
--------------------------------------------------------------------------------

4 SOURCE OF FUNDS
 OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                            95,005
SHARES            --------------------------------------------------------------
BENFICIALLY
OWNED BY                   8  SHARED VOTING POWER
PERSON            --------------------------------------------------------------
WITH
                           9  SOLE DISPOSITIVE POWER
                                     95,005
                  --------------------------------------------------------------

                           10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                               95,005
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    .496
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D

CUSIP NO.  458447109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lawrence B. Seidman  ###-##-####
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------

3 SEC USE ONLY
--------------------------------------------------------------------------------

4 SOURCE OF FUNDS
PF, WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                            837,814
SHARES            --------------------------------------------------------------
BENFICIALLY
OWNED BY                   8  SHARED VOTING POWER
PERSON                               126,490
WITH              --------------------------------------------------------------

                           9  SOLE DISPOSITIVE POWER
                                     837,814
                  --------------------------------------------------------------

                           10 SHARED DISPOSITIVE POWER
                                     126,490
                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                               964,304
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.04
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D

CUSIP NO.  458447109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Dennis Pollack  ###-##-####
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------

3 SEC USE ONLY
--------------------------------------------------------------------------------

4 SOURCE OF FUNDS
PF, WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                            25,000
SHARES            --------------------------------------------------------------
BENFICIALLY
OWNED BY                   8  SHARED VOTING POWER
PERSON                               126,490
WITH              --------------------------------------------------------------

                           9  SOLE DISPOSITIVE POWER
                                     25,000
                  --------------------------------------------------------------

                           10 SHARED DISPOSITIVE POWER
                                     126,490
                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                               151,490
-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      .791
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D

CUSIP NO. 458447109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Pollack Investment Partnership, L.P.  22-3736367
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                               (b) [ ]
--------------------------------------------------------------------------------

3 SEC USE ONLY
--------------------------------------------------------------------------------

4 SOURCE OF FUNDS
 WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                            126,490
SHARES            --------------------------------------------------------------
BENFICIALLY
OWNED BY                   8  SHARED VOTING POWER
PERSON            --------------------------------------------------------------
WITH
                           9  SOLE DISPOSITIVE POWER
                                     126,490
                  --------------------------------------------------------------

                           10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                               126,490
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      .660
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D

CUSIP NO. 458447109
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Broad Park Investors, LLC.     22-6759307
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                               (b) [ ]

--------------------------------------------------------------------------------

3 SEC USE ONLY
--------------------------------------------------------------------------------

4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                            30,078
SHARES            --------------------------------------------------------------
BENFICIALLY
OWNED BY                   8  SHARED VOTING POWER
PERSON            --------------------------------------------------------------
WITH
                           9  SOLE DISPOSITIVE POWER
                                     30,078
                  --------------------------------------------------------------

                           10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                               30,078
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .157
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

1.  Security and Issuer

The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Interchange Financial Services Corporation, a New Jersey corporation (the "Issuer"). The Issuer's principal executive offices are located at Park 80 West/Plaza II, Saddle Brook, NJ 07663.

2.  Identity and Background

(a-c) This statement is being filed by Seidman and Associates L.L.C. ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership, L.P. ("SIP"), a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership II, L.P. ("SIPII"), a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder, director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Kerrimatt, LP ("Kerrimatt"), a limited partnership formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Pursuant to the Kerrimatt Letter Agreement, Lawrence Seidman had the sole investment discretion and voting authority with respect to such securities when the securities were purchased. Seidman no longer has discretionary investment and voting authority for Kerrimatt, but is still entitled to a percentge of the profits earned by Kerrimatt. Kerrimatt has been included in this Schedule 13D because of Mr. Seidman's entitlement to a percentage of the profits earned by Kerrimatt.

This statement is also being filed by Federal Holdings L.L.C. ("Federal"), a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at One Rockefeller Plaza, 31st Floor, New York, NY 10020. Lawrence B. Seidman is the Manager of Federal and has sole investment discretion and voting authority with respect to such securities. Kevin Moore is the Administrative Manager of Federal.

This statement is also being filed by Pollack Investment Partnership, L.P. ("PIP"), a New Jersey limited partnership, whose principal and executive offices are located at 47 Blueberry Drive, Woodcliff Lake, NJ 07677. Dennis Pollack ("Pollack") and Lawrence B. Seidman ("Seidman") are the General Partners of PIP. Pollack and Seidman share investment discretion and voting authority with respect to such securities.

This statement is also being filed by Broad Park Investors, LLC, ("Broad Park"), a Delaware limited liability company formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Pursuant to the Broad Park Letter Agreement, Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Lawrence Seidman whose principal office is located at 100 Misty Lane, Parsippany, NJ 07054. Mr. Seidman has sole investment discretion and voting authority for SAL, Broad Park, SIP, SIPII, Federal and for Sonia Seidman ("SS"), his wife and children and other clients. Mr. Seidman shares such authority with Pollack for PIP.

This statement is also being filed by Dennis Pollack ("Pollack"), whose principal office is located at 47 Blueberry Drive, Woodcliff Lake, NJ 07677. Mr. Pollack has sole investment discretion and voting authority for his wife and children and shares such authority with Mr. Seidman for PIP.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of Seidman, Pollack, SAL, SIP, SIPII, Broad Park, PIP and Federal, is set forth in Exhibit A hereto. Seidman, Pollack, Federal, Broad Park, SAL, SIP, PIP and SIPII, shall hereinafter be referred to as "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d-e) During the last five years none of SAL, SIP, SIPII, Federal, Kerrimatt, Broad Park, SS, PIP, Pollack, and Seidman, or, to the best of their knowledge, any person listed in Exhibit A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) criminal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Exhibit A attached hereto is a citizen of the United States.

3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price of the stock covered by this statement is $15,621,947.43. The purchases of Common Stock by some of the above entities were in margin accounts carried by Bear Stearns Securities Corp. This extension of credit was extended in the ordinary course of business. As of April 5, 2005, there was a margin loan balance outstanding in Kerrimatt of $660,613.04 and no other margin loan balance outstanding.

4.  Purpose of Transaction

The securities covered by this Statement were acquired for the purpose of investment. The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer. In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Mr. Seidman is a representative of the Reporting Persons and will attempt to meet with the Board of Directors of the Issuer and the Issuer's management to review ways to maximize shareholder value. The review includes conducting a comprehensive review and analysis of the value that could be achieved as an independent institution versus its value from a sale to a larger institution or a converting mutual institution. Mr. Seidman will also discuss the possibility that a representative of the Reporting Persons be considered for addition to the Board. Mr. Seidman has previously met and had several phone conversations with Anthony S. Abbate, President and Chief Executive Officer of the Issuer.

Certain of the Reporting Persons were involved in a proxy contest seeking the election of directors to the Board of Directors of IBSF. These Reporting Persons conducted two proxy contests and during litigation with respect to the results of the second proxy contest, the management of IBSF agreed to sell the institution in a stock for stock transaction to Hubco Inc.

In addition certain of the Reporting Persons were involved in two proxy contests involving Wayne Bancorp, Inc. The first proxy contest involved the approval of certain stock plans and option plans for the directors and senior management of Wayne. This proxy contest was resolved prior to a shareholder vote because the respective Reporting Persons agreed to vote for the stock plans and option plans and the Board of Directors of Wayne Bancorp, Inc. agreed to place a representative of the Reporting Persons on the Board. The second proxy contest involved election of directors. During this proxy contest the management of Wayne Bancorp, Inc. announced that Wayne, Bancorp, Inc. would be sold and therefore the Reporting Persons' representative withdrew from seeking election to the Board of Wayne Bancorp, Inc.

In addition certain of the Reporting Persons have filed a Schedule 13D in connection with the common stock of 1st Bergen Bancorp, Inc. which company has been acquired by Kearney Federal Savings Bank.

In addition certain of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of Eagle BancGroup, Inc.("EGLB") and informally notified the Company that they intended to solicit proxies for two director nominees in opposition to the two management director nominees at the 1999 annual meeting. On June 30, 1999, EGLB announced the sale of the Company to Busey Corporation.

In addition the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of Yonkers Financial Corp. ("YFCB") seeking representation on the Board of Directors of YFCB. In January 2000 certain of the Reporting Persons were involved in a proxy contest seeking to elect two directors to the YFCB Board in opposition to the three management directors. These Reporting Persons were not successful in connection with the proxy contest and the slate proposed by the YFCB management was re-elected. On November 14, 2001, Atlantic Bank of New York, a unit of National Bank of Greece S.A. agreed to acquire all the issued and outstanding YFCB shares for $29 per share.

In addition, some of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of CNY Financial Corporation ("CNYF") requesting (i) Board representation and (ii) that CNYF maximize shareholder value. On February 25, 1999, Seidman and certain of the Reporting Persons entered into an Agreement with CNYF, wherein CNYF agreed to increase the size of its Board of Directors by one and add Seidman as a Director. Seidman and the Members of the Committee involved agreed to certain restrictions. The material restrictions in this Agreement established the following undertakings: (i) to not acquire more than 9.9% of the outstanding CNYF stock before its year 2,000 Annual Meeting; (ii) to vote for the CNY stock option and restricted stock plan and amendments thereto;
(iii) to not solicit proxies or submit proposals prior to the year 2000 Annual Meeting; (iv) to vote all shares in favor of Seidman and the two (2) Board Nominees at the 1999 Annual Meeting; and (v) not to do anything indirectly that it could not do directly. Seidman voted his shares in support of CNYF stock based compensation plans and he became a director of CNYF. On December 29, 1999, CNYF agreed to be acquired by Niagara Bancorp, Inc. for $18.75 cash for each CNYF share. The transaction closed on July 7, 2000.

In addition some of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of South Jersey Financial Corporation, Inc. ("SJFC") seeking representation on the Board of Directors of SJFC. Certain of the Reporting Persons were involved in a proxy contest seeking to elect two directors to the SJFC Board in opposition to the three management directors. On August 12, 1999, an Agreement was reached between SJFC and certain of the Reporting Persons which permitted Seidman and a second proposed Nominee to become directors of SJFC and for Seidman to become a director of South Jersey Savings and Loan Association, the banking subsidiary of SJFC. In addition the Reporting Persons agreed to support the stock option and restricted option plan to be proposed by SJFC at a Special Meeting. On March 15, 2000, SJFC agreed to be acquired by Richmond County Financial Corp. for $20.00 cash for each SFJC share. The transaction closed on July 31, 2000.

In addition some of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of Jade Financial Corporation ("IGAF"). On May 30, 2000, Mr. Seidman and certain of the Reporting Persons entered into a stock Option Agreement with PSB Bancorp, Inc. ("PSB") whereby PSB was given the right to purchase all of Mr. Seidman's controlled IGAF stock so long as PSB made an offer to buy all of the IGAF outstanding shares at the same price. On November 2, 2000, PSB announced the execution of the Definitive Agreement and Plan of Merger to acquire IGAF at $13.50 per share. On July 2, 2001 the merger by and between PSB and IGAF was completed. Prior thereto PSB consummated the purchase of Mr. Seidman's stock in accordance with the Option Agreement

In addition, certain of the Reporting Persons were involved in a proxy contest seeking election of two directors to the Board of Directors of Citizens First Financial Corp. ("CBK"). These Reporting Persons were not successful in connection with the proxy contest and the slate proposed by the CBK management was re-elected. However, Mr. Seidman was successful in having CBK conduct a Dutch Auction for 15% of its outstanding shares. Mr. Seidman had proposed this Dutch Auction and, in an Agreement with CBK, agreed to tender all the shares he controlled into the auction and to execute a Standstill Agreement. The Dutch Auction was oversubscribed and Mr. Seidman's shares were prorated in the same manner as the other CBK shareholders.

In addition, Mr. Seidman and certain of the Reporting Persons requested in connection with the Common Stock of Kankakee Bancorp, Inc. ("KNK") that the Board be increased by one and one Seidman representative be placed on the Board, and that KNK maximize shareholder value. The request was rejected by KNK. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest at the Annual Meeting of Stockholders on April 26, 2002, seeking to elect two directors in opposition to the two directors proposed by the management of KNK. The reporting persons were not successful and the slate proposed by management was elected.

On December 6, 2002, Michael A. Griffith was appointed to the KNK Board of Directors. His appointment was part of an agreement with an investor group led by Jeffrey L. Gendell, which owned approximately 9.8% of KNK's outstanding shares. On January 17, 2003, KNK announced, among other things the resignation of Larry Huffman, the President and Chief Executive Officer and the election of Mr. Griffith as the new KNK Chairman.

In addition, Mr. Seidman and certian of the Reporting Persons requested in connection with the Common Stock of Vista Bancorp, Inc. ("VBNJ") that the Board be increased by one, a Seidman representative be placed on the Board, and that VBNJ maximize shareholder value. The request was rejeacted by VBNJ. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest at the Annual Meeting of Stockholders on April 26, 2001, seeking to elect three directors in opposition to the three directors proposed by the management of VBNJ. The reporting persons were not successful and the slate proposed by management was elected. On November 20, 2001, United National Bancorp (UNBJ) announced that it would acquire VBNJ for a fixed exchange ratio of 1.17 shares of UNBJ for each VBNJ share and $7.09 cash for a total consideration of $28.36 based upon the preceding days closing price for UNBJ. The transaction was completed on August 21, 2002.

In addition certain of the Reporting Persons conducted a proxy contest to (i) revoke an amendment to the By-Laws of First Federal Savings and Loan of East Hartford ("FFES"), and (ii) to amend two present provisions of the By-Laws of FFES. The Reporting Persons were successful with respect to both issues. The changes to the By-Laws were approved by the Office of Thrift Supervision on August 11, 2000. In the latter part of 2000, Mr. Seidman requested that FFES convene a Special Meeting of Shareholders to modify the By-Laws so that the Board of Directors could be enlarged from ten to thirteen members. On November 27, 2000, Mr. Seidman and certain of the Reporting Persons entered into an Agreement with FFES, whereby Mr. Seidman withdrew his request for a Special Shareholders' Meeting and FFES agreed to enlarge its Board by one, and add Mr. Seidman to the Board. In addition, there were other procedural requirements of the Agreement which were complied with by FFES and Mr. Seidman. On February 8, 2001, FFES was sold to Connecticut Bancshares, Inc. for cash at $37.50 per share for each FFES share. The transaction closed on August 31, 2001.

In addition, after Mr. Seidman in early March 2000 made a formal request to the Board of Directors of Ambanc Holding Co., Inc. ("AHCI") to be added to the Board, the size of the Board was increased and Mr. Seidman was added to the Board. Mr. Seidman agreed to and did support the re-election of AHCI's slate of directors at the Annual Meeting held on May 26, 2000. On September 4, 2001, AHCI agreed to be sold to Hudson River Bancorp for $21.50 per share for all of AHCI's outstanding shares.

On January 10, 2003, certain of the Reporting Persons filed a Schedule 13D with respect to Central Bancorp, Inc. ("CEBK"). The Reporting Persons were involved in litigation relating to their ownership of stock in CEBK. CEBK filed a complaint in the Federal District Court of Massachusetts against certain of the Reporting Persons and others alleging, among other things, that the defendants in that action formed a "group" for the purposes of Section 13[d] of the Exchange Act and violated that provision when they failed to file appropriate schedules with the Securities and Exchange Commission. On January 30, 2003, these entities filed a complaint with the Business Litigation Session of the

Massachusetts Superior Court seeking to restrain the board of directors of CEBK from taking certain action arising out of the alleged "group" status of the defendants in the Federal Court action. The Superior Court of the Commonwealth of Massachusetts granted these entities and others preliminary injunctive relief on February 3, 2003. The Massachusetts Federal District Court entered an order setting a trial date in May, 2003 and extending the preliminary injunction granted by the Superior Court until a decision on the merits by the Federal Court. On May 14, 2003, the respective Reporting Persons filed a Schedule 13D disclosing the sale of all their CEBK stock. Thereafter, Superior Court Judge Allan van Gestal issued an opinion which held that because of the sale by the respective Reporting Persons of all their CEBK stock, the issues in the complaint were now moot. The Federal Complaint was dismissed shortly thereafter.

In addition, Mr. Seidman and certain of the Reporting Persons requested in connection with the Common Stock of GA Financial, Inc. ("GAF") that the Board be increased by one and one Seidman representative be placed on the Board and that GAF maximize shareholder value. The request was rejected by GAF. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest seeking election of one director to the Board of Directors of GAF. These Reporting proposed by the GAF management was elected. On June 11, 2003, Mr. Seidman filed a complaint in the Court of Chancery of the State of Delaware In and For New Castle County against GAF and John M. Kish, GAF's Chief Executive Officer seeking to have the election of Mr. Kish to the GAF Board at the 2003 Annual Meeting deemed invalid and declaring that Mr. Seidman was properly elected to the GAF Board at the 2003 Annual Meeting. (See GAF Schedule 13D Amendment No. 3 filed on June 17, 2003 for full details of the Complaint.) Mr. Seidman was not successful in connection with this litigation. The Court refused to invalidate the election results. On December 12, 2003 the Bank was sold to First Commonwealth Financial Corporation for $35.00 in cash or an equivalent value in stock.

In addition, Mr. Seidman and certain of the Reporting Persons requested in connection with the Common Stock of United National Bancorp ("UNBJ") that the Board be increased by one and one Seidman representative be placed on the Board, and that UNBJ maximize shareholder value. The request was rejected by UNBJ. Mr. Seidman and certain of the Reporting Persons conducted a proxy contest at the Annual Meeting of Stockholders held on May 20, 2003, seeking to elect one director in opposition to the six directors proposed by the management of UNBJ. The reporting persons were not successful and the slate proposed by management was elected. On or about May 8, 2003, Mr. Seidman filed suit against UNBJ and all the UNBJ directors seeking to have the UNBJ directors who ran for re-election at the 2003 Annual Meeting and all the other UNBJ Directors deemed to be ineligible to seek re-election because as alleged their re-election to the Board would violate UNBJ's Director Qualification By-Law provision. The Defendents filed a Motion To Dismiss the Complaint for Failure to State a Cause of Action. An Order granting the Motion To Dismiss was entered on July 15, 2003. On August 21, 2003 PNC Financial Services Group, Inc. agreed to buy UNBJ for $33.89 per share in cash or PNC stock.

In addition certain of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of First Federal Bancshares, Inc. ("FFBI").On April 16, 2004, FFBI commenced a self-tender offer for the purchase of up to 560,000 shares. On May 28, 2004, FFBI announced that it purchased 559,993 shares at $33.50 per share. Since the number of shares tendered exceeded the number of shares that FFBI had offered to purchase, FFBI only purchased 66.41% of the tendered shares. The Reporting Persons tendered shares which reduced the amount of shares owned by the Reporting Persons to below 5% of FFBI's outstanding shares thereby terminating any future Schedule 13D filing requirements.

On October 24, 2002 certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of Alliance Bancorp of New England, Inc. ("ANE"). On July 15, 2003 ANE agreed to merge with New Alliance Bancshares ("NAB") whereby ANE Common Stock would be converted into and become exchangeable for, at the election of the shareholder, $25.00 in NAB shares, or 2.5 shares of NAB Common Stock based on the expected $10.00 conversion offering price per share.

On July 29, 2004 certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of Yardville National Bancorp ("YANB"). On February 18, 2005 Amendment #1 to Schedule 13D was filed disclosing that Mr. Seidman and YANB entered into a Consulting Agreement, a copy of which was attached as an Exhibit.

On November 16, 2004, certain of the Reporting Persons filed a Schedule 13D in connection with the Common Stock of Bridge Street Financial, Inc.

In addition, the Reporting Persons' reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests.

Except as set forth above, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of
Schedule 13D.

5.  Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on April 5, 2005, the Reporting Persons owned beneficially an aggregate of 988,806 shares of Common Stock, which constituted approximately 5.17% of the 19,139,892 shares of Common Stock outstanding as of March 18, 2005, as disclosed in the Issuer's Proxy Statement, dated March 30, 2005.

Seidman, individually, in his capacity as the sole shareholder and officer of the corporate general partner of SIP, SIPII, and as the Manager of SAL, and as the co-general partner in PIP, and as the person with investment and voting authority for Federal, Broad Park, SS and clients, and a profit interest in Kerrimatt, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 963,806 shares of Common Stock which constituted approximately 5.04% of the Issuer's outstanding Common Stock owned individually, and by Mr. Seidman's clients, SS, SIP, SIPII, SAL, PIP,Kerrimatt, Broad Park and Federal. Mr. Pollack individually and as the person with the investment and voting authority for his wife and children, and as one of the general partners of PIP, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 151,490 shares of Common Stock which constituted approximately .79% of the Issuer's outstanding Common Stock.

The schedule attached as Exhibit B describes transactions in the Common Stock effected by the Reporting Persons. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days. All shares were purchased on NASDAQ.

(d)  N/A

(e)  N/A

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein neither the Reporting Persons nor to the best of their knowledge, any of the persons named in Exhibit "A" attached hereto , has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

A. The General Partner of SIP is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer and shareholder). Seidman through Veteri Place Corp. is entitled to 20% of the profits through Veteri Place Corp. (See Exhibit C for Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership, L.P.)

B. The General Partner of SIPII is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer and shareholder). Seidman through Veteri Place Corp. is entitled to 25% of the profits through Veteri Place Corp. (See Exhibit D for Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership II, L.P.)

C. Seidman is the Managing Member of SAL and Brant Cali is the Managing Member of Seidcal Associates which owns a majority interest in SAL. Seidman is entitled to a 5% of the profits earned by SAL (See Exhibit E for the Operating Agreement for Seidman and Associates, L.L.C.)

D. Mr. Seidman had an agreement with Kerrimatt, L.P., which gave him the complete discretion to vote and dispose of securities of the Issuer owned by Kerrimatt, L.P. This agreement has been terminated. However, Mr. Seidman is still entitled to a percentage of the profits derived from these securities. Mr. Seidman has an agreement with Broad Park which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Broad Park. Mr. Seidman is entitled to a percentage of the profits derived from these securities which is calculated after allowing a return to Broad Park. (See Exhibit F for the Broad Park Letter Agreement.)

E. Mr. Seidman has an agreement with Federal which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Federal. Mr. Seidman is entitled to a percentage of the profits derived from these securities. (See Exhibit G for the Operating Agreement for Federal Holdings, LLC and the First and Second Amendment.)

F. Messrs. Seidman and Pollack are the General Partners of PIP and share the investment and voting authority with respect to the shares owned by said entity. They are entitled to receive an administrative fee equal to a quarter of 1% of PIP's assets and a percentage of the profits derived from these securities.(See
Section 16 of the Partnership Agreement, Exhibit H attached hereto and incorporated herein by reference.)

The following are certain provisions concerning the division of profits or losses or guarantees of profits with reference to SAL, SIP, SIPII, PIP and Federal. In Section 8.1(d) of the operating agreement for SAL, Mr. Seidman is entitled to 5% of the net profits each year and his wife is entitled to 15% of the net profits. In addition Section 11.3(b) in SAL's operating agreement entitles Mr. Seidman to annual compensation of$300,000. Mr. Seidman is also entitled to 20% of the net profits under the agreements with SIP [Section 9(a)(i)],and 25% of the net profits under the agreement with SIP II. [Section 9
(b)]]. Messrs. Seidman and Pollack are also entitled to 20% of the net profits under the Agreement with PIP and they receive a management or administrative fee based upon the total assets of PIP. Mr. Seidman also gets management or administrative fees based upon the total assets of SIP and Federal. In addition Mr. Seidman is also entitled to 20% of the Net Profits under the Agreement with Federal (Second Amendment of the Operating Agreement).

Mr. Seidman is the Manager of Federal and SAL, and is the President of the corporate general partner of SIP and SIPII,and investment manager for Broad Park and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade and vote these securities. Messrs. Seidman and Pollack share this responsibility with PIP. SAL, Federal, PIP, Broad Park, SIP and SIPII were all created to acquire, hold and sell publicly traded securities. None of the entities disclosed herein were formed to solely acquire, hold and sell the Issuer's securities. Each of these entities owns securities issued by one or more companies other than Issuer.The members and limited partners in Broad Park, Federal, SAL, SIPII, SIP and PIP are all passive investors, who do not - and can not - directly or indirectly participate in the management of these entities, including without limitation proxy contests conducted by such entities. Seidman's compensation is, in part, dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Issuer's securities.

The voting power over the Issuer's securities is not subject to any contingencies beyond standard provisions for entities of this nature, (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner.

Pursuant to Section 16 of the Amended and Restated Agreement of Limited Partnership (Partnership Agreement), Veteri Place Corporation, as of the end of each fiscal quarter shall be entitled to receive an administrative fee equal to a quarter of 1% of SIP's assets. (See Section 16 of the Partnership Agreement Exhibit C, attached hereto and incorporated herein by reference.)

The scheduled term of SIP is until December 1, 2014 unless sooner terminated as provided in the Partnership Agreement. (See Term of Partnership, page 16 of the Partnership Agreement, Exhibit C, attached hereto and incorporated herein by reference.)

The scheduled term of SIPII is until December 31, 2014 unless sooner terminated as provided in the Partnership Agreement. (See Term of Partnership, page 3 of the Partnership Agreement, Exhibit D, attached hereto and incorporated herein by reference.)

SAL's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement. (See Article 4 - Term and Duration, Exhibit E, attached hereto and incorporated herein by reference.)

Broad Park's term shall continue in full force and effect as provided in Letter Agreement attached in Exhibit F. Pursuant to Paragraph 7 of the Letter Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to a ..25% of 1% of Broad Park's assets.

Federal's term shall continue in full force and effect until April 30, 2045 as provided for in its operating agreement. (See Article 4 - Term and Duration, Exhibit G, attached hereto and incorporated herein by reference.) Pursuant to
Article 10.1 of the operating agreement, Mr. Seidman's management term expired on June 30, 2000, but has continued pursuant to mutual agreement of the parties. (See Article 10 and the Second Amendment to Operating Agreement, Exhibit G, attached hereto and incorporated herein by reference.) Pursuant to Article 10.2 of the Operating Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to .25% of 1% of Federal's assets.

PIP's term shall continue in full force and effect until June 31, 2020, as provided for in its Partnership Agreement. (See Article 5, Exhibit H, attached hereto and incorporated herein by reference.)

7.  Material to be filed as Exhibits

         Exhibit A                  Executive Officers and Director of Reporting
                                    Persons

         Exhibit B                  Stock Purchase Transactions

         Exhibit C                  Amended and Restated Agreement of
                                    Limited Partnership of Seidman Investment
                                    Partnership, L.P. and Amendment #1, #2, 3, and #4.

         Exhibit D                  Amended and Restated Agreement of
                                    Limited Partnership of Seidman Investment
                                    Partnership II, L.P. and Amendment #1 and
                                    #2.

         Exhibit E                  Operating Agreement for Seidman and
                                    Associates, L.L.C. with First Amendment
                                    and Letter Agreement, Second Amendment,
                                    Third Amendment, Fourth Amendment and
                                    Fifth Amendment.

         Exhibit F                  Letter Agreement with Broad Park Investors,
                                    LLC.

         Exhibit G                  Operating Agreement for Federal Holdings
                                    L.L.C.
                                    First Amendment to Operating Agreement and
                                    Second Amendment to Operating Agreement.

         Exhibit H                  Operating Agreement for Pollack Investment
                                    Partnership, L.P.
                                    First Amendment to Operating Agreement.

         Exhibit I                  Joint Filing Agreement.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  4/7/05                     /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Manager
                                             Seidman and Associates, L.L.C.

                  4/7/05                     /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, President
                                             of the Corporate General Partner
                                             Seidman Investment Partnership,L.P.

                  4/7/05                     /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, President
                                             of the Corporate General Partner
                                             Seidman Investment Partnership II,
                                             L.P.

                  4/7/05                     /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Individually

                  4/7/05                     /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Investment
                                             Manager, Kerrimatt, L.P.

                  4/7/05                     /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Investment
                                             Manager
                                             Federal Holdings, L.L.C.

                  4/7/05                     /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Co-General
                                             Partner, Pollack Investment
                                             Partnership, L.P.

                  4/7/05                     /ss/Dennis Pollack
                  ------                     ------------------------------
                  Date                       Dennis Pollack, Individually

                  4/7/05                     /ss/Dennis Pollack
                  ------                     ------------------------------
                  Date                       Dennis Pollack, Co-General
                                             Partner, Pollack Investment
                                             Partnership, L.P.

                  4/7/05                     /ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Investment
                                             Manager
                                             Broad Park Investors, L.L.C.